Free Writing Prospectus (FWP)

Filed pursuant to Rule 433

Registration No. 333-200405

Relating to Prospectus Supplement, dated November 20, 2015

Province of Manitoba

U.S.$1,000,000,000 2.05% United States Dollar Debentures Series GM due November 30, 2020

Final Term Sheet

November 20, 2015

Issuer:	Province of Manitoba

Title:	2.05% United States Dollar Debentures Series GM due November 30, 2020

Existing Long-Term Issuer Ratings:	AA/Aa2 (S&P, Moody’s)

Format:	SEC Registered Global Offering

Ranking:	Direct, unconditional debt

Size:	$1,000,000,000

Trade Date:	November 20, 2015

Settlement Date:	November 30, 2015 (T+5)

Maturity Date:	November 30, 2020

Interest Payment Dates:	May 30 and November 30 of each year, commencing on May 30, 2016

Benchmark Treasury:	UST 1.375% due October 31, 2020

UST Spot (price, yield):	98-21+, 1.656%

Spread to Benchmark Treasury:	43.3bps

Spread to Mid Swaps:	53bps

Yield to Maturity:	2.089%

Coupon:	2.05%

Price:	99.816%, plus accrued interest, if any, from November 30, 2015

Day Count:	30/360

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	$1,000 and integral multiples thereof

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Luxembourg Stock Exchange’s Euro MTF Market may be completed upon or following settlement on a reasonable efforts basis

Governing Law:	Province of Manitoba and the laws of Canada applicable therein

Business Days:	New York, London, Toronto

Lead Managers:	CIBC World Markets Corp. RBC Capital Markets, LLC National Bank of Canada Financial Inc. Scotia Capital (USA) Inc.

Co-managers:	HSBC Securities (USA) Inc. BMO Capital Markets Corp. TD Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Canaccord Genuity Corp. Casgrain & Company Limited

Billing and Delivering:	CIBC World Markets Corp.

CUSIP:	563469 UH6

ISIN:	US563469UH65

Prospectus and Prospectus Supplement:

http://www.sec.gov/Archives/edgar/data/826926/000119312515383030/d85393d424b3.htm

Stabilization:	Reg. M/FCA

Legends:

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling CIBC World Markets Corp., toll free, at 1-800-282-0822, RBC Capital Markets, LLC, toll free, at 1-866-375-6829 or Scotia Capital (USA) Inc., toll free, at 1-800-372-3930; or from National Bank of Canada Financial Inc., toll free, at 1-800-636-3675.

European Economic Area Legends:

If and to the extent that this announcement is communicated in, or the offer of the debentures to which it relates is made in, any EEA Member State that has implemented the Prospectus Directive (2003/71/EC) (a “Relevant Member State”) (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in that Relevant Member State and together with any applicable implementing measures in each Relevant Member State, the “Prospectus Directive”), this announcement and the offer are only addressed to and directed at persons in that Relevant Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Relevant Member State.

A prospectus under the Prospectus Directive is not required for the offer of the debentures in a Relevant Member State as all offers will be made pursuant to a prospectus exemption under the Prospectus Directive as implemented in that Relevant Member State.

United Kingdom Legend:

This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The debentures are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such debentures will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.

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